SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                  SCHEDULE 13D
                    under the Securities Exchange Act of 1934
                               (Amendment No. __)

                             -----------------------

                NEW ENGLAND REALTY ASSOCIATES LIMITED PARTNERSHIP
                -------------------------------------------------
                                (Name of Issuer)

                               Depositary Receipts
                               -------------------
                         (Title of Class of Securities)

                                    644206104
                             ----------------------
                             (CUSIP Number of Class
                                 of Securities)

                             ----------------------

                               Charles L. Frischer
                               30 West 63rd Street
                                     Apt 12
                               New York, NY 10023

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 14, 2007
                                  -------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page(s))                                         Page 1 of 11

CUSIP NO.  644206104                   13D                          Page 2 of 11

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven A. Berger
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     15,845
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            15,845
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      15,845
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.2%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  644206104                   13D                          Page 3 of 11

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Charles Frischer
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     52,096
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            52,096
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      52,096
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  644206104                   13D                          Page 4 of 11

--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Jon Goodman
      I.R.S. I.D. No.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) |X|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(e) OF 2(f)                                         |_|


--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
               7     SOLE VOTING POWER

                     1,000
               -----------------------------------------------------------------
  NUMBER OF    8     SHARED VOTING POWER
   SHARES
 BENEFICIALLY        - 0 -
  OWNED BY     -----------------------------------------------------------------
    EACH       9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            1,000
    WITH       -----------------------------------------------------------------
               10    SHARED DISPOSITIVE POWER

                     - 0 -
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO.  644206104                   13D                          Page 5 of 11

Item 1. Security and Issuer

      This Schedule 13D relates to depositary receipts (the "Depositary Receipts") of New England Realty Associates Limited Partnership, a Massachusetts limited partnership (the "Issuer"). The principal executive offices of the Issuer are located at 39 Brighton Avenue, Allston, Massachusetts 02134.

Item 2. Identity and Background.

      (a)-(c) Name, Address and Occupation

      The name, residence or business address and present principal occupation or employment by each of the persons filing this Schedule 13D (the "Reporting Persons") is as follows:

Reporting Persons      Residence or Business Address      Present Occupation or Employment
-----------------      -----------------------------      --------------------------------
Steven A. Berger.      c/o PRG Real Estate                Owner of developer and owner of
                       2701 E. Luzerne Street             garden apartment communities.
                       Philadelphia, PA 19137

Charles Frischer       c/o Zephyr Management              Principal of Zephyr Management a
                       320 Park Avenue                    global private equity and marketable
                       New York, NY 10022                 securities firm

Jon Goodman            c/o PRG Real Estate                Owner of developer and owner of
                       2701 E. Luzerne Street             garden apartment communities.
                       Philadelphia, PA 19137

      A joint filing agreement among the Reporting Persons is attached hereto as
Exhibit 1.

      (d) - (e) Legal Proceedings

      During the past five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

      (f)   Citizenship

            Each Reporting Person is a citizen of the United States.

CUSIP NO.  644206104                   13D                          Page 6 of 11

Item 3. Source and Amount of Funds of Other Consideration.

      The total amount of funds required to acquire the Depositary Receipts acquired by Steven Berger, Charles Frischer and Jon Goodman were $1,222,442, $2,907,705 and $83,860, respectively. Each Reporting Person used his personal funds to acquire his respective Depositary Receipts.

Item 4. Purpose of Transaction.

      Each of the Reporting Persons acquired his respective Depositary Receipts reported herein with a view to making a profit on his investment. In light of their investment objectives, the Reporting Persons intends to consider appropriate methods of maximizing the value of the Depositary Receipts and limited partner value in general including, without limitation, seeking representation on the Issuer's Advisory Committee, changes in management of the Issuer and potential strategic transactions with the Issuer.

Item 5. Interest of Securities of the Issuer.

      (a) and (b) Beneficial ownership

      As of the date of this Schedule 13D, the Reporting Persons beneficially owned the respective numbers of Depositary Receipts set forth below. The percentages set forth below and on the cover pages hereto represent percentages of the outstanding Depositary Receipts based on a total of 1,323,766 Depositary Receipts outstanding at March 31, 2007 as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2007.

Reporting Person            Number of Depositary Receipts             Percentage
----------------            -----------------------------             ----------

Steven A. Berger                        15,845                           1.2%
Charles Frischer                        52,096                           3.9%
Jon Goodman                              1,000                           0.1%
All Members of the Group                68,941                           5.2%

      By virtue of their status as a "group" for purposes of Rule 13d-5, each of the Reporting Persons may be deemed to have shared voting and dispositive power over the Depositary Receipts owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of the Depositary Receipts owned by the other Reporting Persons.

      Steven A. Berger has sole voting power and sole investment power with respect to all of the 15,845 Depositary Receipts he beneficially owns.

      Charles Frischer has sole voting power and sole investment power with respect to all of the 52,096 Depositary Receipts he beneficially owns.

CUSIP NO.  644206104                   13D                          Page 7 of 11

      Jon Goodman has sole voting power and sole investment power with respect to all of the 1,000 Depositary Receipts he beneficially owns.

      (c) Transactions during the past sixty days

      Information with respect to each of the Reporting Persons transactions effected during the past 60 days are set forth on Annex A hereto.

      (d) Right to receive dividends or proceeds

      Not applicable.

      (e) Beneficial ownership of less than five percent

      Not applicable.

Item 6. Contracts, Arrangement, Understandings or Relationships With Respect to Securities of the Issuer.

      The Reporting Persons have agreed to jointly seek to explore appropriate methods of maximizing the value of the Depositary Receipts and limited partner value in general including, without limitation, seeking representation on the Issuer's Investment Committee, changes in management of the Issuer and potential strategic transactions with the Issuer.

      Except as otherwise provided in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among any of the Reporting Persons and between the Reporting Persons and any persons with respect to any securities of the Issuer.

Item 7.     Materials to be Filed as Exhibits.

      1.    Joint Filing Agreement
      2. Letter Agreement among Steven A. Berger, Charles Frischer and Jon Goodman dated June 14, 2007.

CUSIP NO.  644206104                   13D                          Page 8 of 11

                                   Signatures

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      Pursuant to Rule 13d-1(k), this Schedule 13D is filed jointly on behalf of each of the Reporting Persons.

Dated as of: June 14, 2007


                                    /s/ Steven A. Berger
                                    --------------------------------------------
                                    Steven A. Berger


                                    /s/ Charles Frischer
                                    --------------------------------------------
                                    Charles Frischer


                                    /s/ Jon Goodman
                                    --------------------------------------------
                                    Jon Goodman


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

CUSIP NO.  644206104                   13D                          Page 9 of 11

                                     ANNEX A

          Schedule of Transactions in Depositary Receipts of the Issuer
                             During the Past 60 Days

                                Steven A. Berger

Date of Transaction           Quantity Purchased(1)           Price per Depositary Receipt(2)
-------------------           ---------------------           -------------------------------
4/30/2007                              400                                $87.00
4/30/2007                              600                                $86.51
5/07/2007                             1000                                $85.01
5/09/2007                              400                                $83.01
5/09/2007                              200                                $83.51
5/09/2007                              300                                $83.01
5/09/2007                              500                                $82.71
5/10/2007                              300                                $82.51
5/10/2007                              600                                $82,51
5/11/2007                              200                                $82.54
5/14/2007                              500                                $83.27
5/15/2007                              400                                $84.02
5/16/2007                              500                                $83.87
5/22/2007                              500                                $82.76
5/22/2007                              500                                $83.01
5/24/2007                              300                                $82.78
5/25/2007                              500                                $83.52

                                Charles Frischer

Date of Transaction           Quantity Purchased(1)           Price per Depositary Receipt(2)
-------------------           ---------------------           -------------------------------
6/13/2007                            1,000                                $77.00
6/13/2007                              950                                $76.50

                                   Jon Goodman

Date of Transaction           Quantity Purchased(1)           Price per Depositary Receipt(2)
-------------------           ---------------------           -------------------------------
5/09/2007                              700                                $83.00

(1) All purchases were effected through open market or privately negotiated transactions.
(2)   Inclusive of brokerage commissions

CUSIP NO.  644206104                   13D                         Page 10 of 11

                                                                       Exhibit 1

                             Joint Filing Agreement

      In accordance with Rule 13d-1(k) under the Securities and Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Depositary Receipts of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of June 14, 2007.

                                    /s/ Steven A. Berger
                                    --------------------------------------------
                                    Steven A. Berger


                                    /s/ Charles Frischer
                                    --------------------------------------------
                                    Charles Frischer


                                    /s/ Jon Goodman
                                    --------------------------------------------
                                    Jon Goodman

CUSIP NO.  644206104                   13D                         Page 11 of 11

                                                                       Exhibit 2

                                Charles Frischer
                               30 West 63rd Street
                                     Apt 12M
                               New York, NY 10023

June 14, 2007

Mr. Steven A. Berger
Mr. Jon Goodman
PRG Real Estate Management
2701 Luzerne Street
Philadelphia, PA 19137

Re:   New England Realty Limited Partnership

Dear Jon and Steven:

As we agreed today, it is our desire to work together as a group, on a joint venture basis on an investment in the depository receipts of New England Realty Limited Partnership. This agreement can be terminated by either party, without penalty, by providing written notice to the other parties.

Sincerely,


/s/ Charles Frischer

Charles Frischer


Agreed and acknowledged

/s/ Steven A Berger                                              /s/ Jon Goodman
--------------------                                             ---------------
By: Steven A. Berger                                             By: Jon Goodman